                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of March 2004
                      ----------



                        Woori Finance Holdings Co., Ltd.
                        --------------------------------
                 (Translation of registrant's name into English)

                 203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
                 -----------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X     Form 40-F
                                  -               -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ----

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     ----

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes        No X
                               ----      -

    Woori Bank Board of Directors' resolution to effect an early redemption of subordinated convertible bonds

The Board of Directors at Woori Bank, a wholly owned subsidiary of Woori Finance Holdings, resolved to effect an early redemption of Won 600 billion of unsecured subordinated convertible bonds that it issued to Woori Finance Holdings.


Key Details


    .  Repurchase Amount: Won 600,000,000,000

       -------------------------------------------------------------------------
           Issue Date             Issue Amount                  Remarks
       -------------------------------------------------------------------------
          Sept. 27, 2002        Won 150 billion
       -------------------------------------------------------------------------
          Oct. 30, 2002         Won 200 billion
       -------------------------------------------------------------------------
          Nov. 28, 2002         Won 250 billion
       -------------------------------------------------------------------------

    .  Current Holder: Woori Finance Holdings

    .  Expected Repurchase Date: March 26, 2004

    .  Board of Directors' Resolution Date: March  4, 2004

The early redemption of Woori Bank's subordinated convertible bonds requires Financial Supervisory Service approval and may be subject to change.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Woori Finance Holdings Co., Ltd.
                                               --------------------------------
                                               (Registrant)




       Date: March 5, 2004                     By:  /s/  Won Gihl Sohn
                                               ---------------------------------
                                               (Signature)

                                               Name:    Won Gihl Sohn
                                               Title:   Managing Director